Exhibit 99.45

PRESS RELEASE	November 12, 2020

Largo Resources Announces Solid Third Quarter 2020 Results Highlighted by its Successful Sales Strategy Implementation and Continued Low-cost Operations

Except as otherwise set out herein, all amounts expressed are in thousands of U.S. dollars, denominated by “$”

Q3 2020 Highlights

•                  Solid financial position: Cash at September 30, 2020 totaled $74.9 million

•                  Revenues of $27.5 million, an increase of 14% over Q3 2019

•                  Revenues per pound sold(7) of $5.37, a 34% increase over Q3 2019

•                  Net income of $2.6 million vs. a net loss of $6.0 million in Q3 2019

•                   Total sales exceeded production levels in August and September 2020 for the first time since commercial independence, highlighting successful implementation of the Company’s strategy

•                   Cash provided (used) before working capital items of $4.8 million vs. cash used in Q3 2019 of $3.8 million

•                  Record production of 3,092 tonnes (6.8 million pounds(1)) of V2O5, an increase of 5.0% over Q3 2019

•                   Record global V2O5 recovery rate(2)  of 84.2% in Q3 2020, an increase of 8.0% over Q3 2019

•                  Continued low-cost operations: Cash operating costs excluding royalties(3) of $3.14 per lb of V2O5, compared with $3.02 per lb in Q3 2019; Total cash costs(3) were $3.69 per lb in Q3 2020

Other Significant Highlights

•             2020 cash cost guidance reduced: Cash operating cost excluding royalties(3) guidance lowered to $2.60 — $2.80 / lb V2O5 from $3.05 — $3.25 / lb; Total cash cost(3) guidance lowered to $3.20 to $3.40 / lb V2O5 from 3.45 — $3.65/ lb

•             Postponing cost-efficient nameplate capacity increase to Q1 2021: Planned kiln upgrades and cooler maintenance that will increase Largo’s production capacity by 10% with a CAPEX of only $1.3 million are postponed to Q1 2021 due to COVID-19 restrictions

•             Focus on safe business continuity: On track to meet lower end of 2020 production guidance with strong production results expected in Q4 2020; 2020 sales guidance maintained

•            2020 drilling program update: Drilling was ramped up in Q3 2020 with 14,007 metres (80 holes) completed

TORONTO - Largo Resources Ltd. (“Largo” or the “Company”) (TSX: LGO) (OTCQX: LGORF) is pleased to announce its third quarter 2020 financial and operating results highlighted by net income of $2.6 million and revenues of $27.5 million from vanadium pentoxide (“V2O5”) equivalent sales of 2,320 tonnes. The Company achieved a new quarterly V2O5 production record of 3,092 tonnes (6.8 million lbs(1)) at the Maracás Menchen Mine in Q3 2020 and a new record global recovery rate(2) of 84.2%.

Paulo Misk, President and Chief Executive Officer for Largo, stated: “Our positive results in Q3 2020 reflect the notable dedication of the entire Largo team as we continue to advance our independent commercial sales strategy and deliver on our operational and sales targets. We are very pleased to report a profitable quarter in Q3 2020 with continued low cash operating costs excluding royalties(3) of $3.14 per lb and year-to-date cash operating costs excluding royalties(3) of $2.70 per lb. Additionally, our independent sales strategy has proven beneficial for the Company in Q3 2020 highlighted by an increase of 34% in revenues per lb(7) sold to $5.37 from $4.02 per lb sold in Q3 2019.” He continued: “Our liquidity position remains solid heading into the final stretch of 2020 and I am pleased to report that we expect to finish the year on a positive note both operationally and financially. 2020 has presented some challenges for Largo but I am very proud of the entire team who have been resilient during unprecedented times. Our integrated supply of vanadium from mine to customer remains one of the lowest costs and highest quality in the world. The future looks very bright for Largo as we expect an increase in vanadium consumption from rebar and steel applications due to new infrastructure spending and through the development of clean energy applications—both of which are aligned with our goal of contributing to a lower carbon future through the use of vanadium.”

A summary of the Company’s operational and financial performance in Q3 2020 is provided in the tables below.

Effective May 1, 2020, the Company’s Canadian and Irish entities have changed their functional currency to the U.S. dollar and the Company has changed its presentation currency from Canadian dollar to the U.S. dollar. Prior period comparative information is restated in U.S. dollars to reflect the change in presentation currency.

Financial

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020		September 30, 2019
Revenues	$27,474	$24,131	$77,733		$79,299
Operating costs	(20,977)	(23,673)	(56,786)		(70,271)
Direct mine and production costs	(11,354)	(16,691)	(31,028)		(48,058)
Net income (loss) before tax	3,352	(6,852)	1,700		(20,968)
Income tax (expense) recovery	(421)	724	(421	)(8)
Deferred income expense	(382)	179	(1,399)		(1,690)
Net income (loss)	2,549	(5,949)	(120)		(22,666)
Basic earnings (loss) per share	0.00	(0.01)	(0.00)		(0.04)
Diluted earnings (loss) per share	0.00	(0.01)	(0.00)		(0.04)

Cash provided (used) before non-cash working capital items	$4,820	$(3,809)	$4,526		$7,888
Net cash (used in) provided by operating activities	382	6,376	(64,249)		95,247
Net cash provided by (used in) financing activities	126	(21,510)	27,643		(94,560)
Net cash (used in) investing activities	(4,435)	(11,896)	(13,036)		(32,251)
Net change in cash	(3,320)	(28,749)	(52,604)		(34,614)

		As at
	September 30, 2020	December 31, 2019
Cash	$74,895	127,499
Debt	24,788	—
Working capital(4)	84,671	78,380

Operational

Maracás Menchen Mine Production	Q3 2020	Q3 2019
Total Ore Mined (tonnes)	287,969	267,257
Ore Grade Mined - Effective Grade(5) (%)	1.28	1.52

Effective Grade of Ore Milled(5) (%)	1.26	1.44
Concentrate Produced (tonnes)	104,921	92,629
Grade of Concentrate (%)	3.32	3.26
Contained V2O5 (tonnes)	3,487	3,016

Crushing Recovery (%)	98.1	96.5
Milling Recovery (%)	96.5	97.0
Kiln Recovery (%)	92.5	88.8
Leaching Recovery (%)	99.7	97.2
Chemical Plant Recovery (%)	96.4	96.7
Global Recovery (%)(2)	84.2	78.1

V2O5 produced (Flake + Powder) (tonnes)	3,092	2,952
V2O5 produced (equivalent pounds)(1)	6,816,685	6,508,038
Cash operating costs per pound(3)	$3.50	$3.25	(6)
Cash operating costs excluding royalties(3) per pound	$3.14	$3.02	(6)
Total cash costs(3)	$3.69
Revenues per pound sold (7)	$5.37	$4.02

Third Quarter 2020 Financial Performance

In Q3 2020, the Company recognized revenues of $27.5 million from sales of 2,320 tonnes of V2O5 equivalent, representing an increase of 14% in revenues over Q3 2019 ($24.1 million). Revenues per pound sold were $5.37 in Q3 2020 compared to $4.02 per pound sold in Q3 2019, representing an increase of 34%. Q3 2020 marked Largo’s first full quarter of independent sales and the Company delivered both VPURE™ and VPURE+™ products as well as ferrovanadium (“FeV”) powered by VPURE™ to customers in Brazil, North America, Europe and Asia. The Company’s total V2O5 equivalent sales in the nine months ended September 30, 2020 are 6,508 tonnes.

The Company recorded net income of $2.6 million in Q3 2020 following the recognition of an income tax expense of $0.4 million and a deferred income tax expense of $0.4 million. This compares to net loss of $6.0 million in Q3 2019 and is primarily due to an increase in revenues and decrease in operating costs.

Operating costs for Q3 2020 were $21.0 million compared to $23.7 million in Q3 2019 and include direct mine and production costs of $11.4 million ($16.7 million in Q3 2019), royalties of $1.6 million ($1.4 million in Q3 2019), product acquisition costs of $3.9 million, distribution costs of $0.9 million, inventory write-down of $2 thousand and depreciation and amortization of $3.3 million ($5.6 million in Q3 2019). The decrease in direct mine and production costs is primarily attributable to the decrease in V2O5 equivalent sold in Q3 2020.

Cash operating costs excluding royalties(3) in Q3 2020 were $3.14 per lb V2O5 sold compared to $3.02 in Q3 2019. The increase seen in Q3 2020 compared with Q3 2019 is largely due to a decrease in produced pounds of V2O5 sold as well as the incurrence of distribution costs in Q3 2020. In Q3 2020, the Company’s total cash costs(3) were $3.69 per lb. The Company’s total cash costs(3) measure excludes royalties, includes total professional, consulting and management fees and other general and administrative expenses and are calculated on total pounds of V2O5 sold.

In Q3 2020, cash provided before working capital items was $4.8 million compared to cash used in Q3 2019 of $3.8 million. Net cash provided by operating activities decreased from $6.4 million in Q3 2019 to $0.4 million in Q3 2020. This is primarily due to the change in accounts receivable of $4.6 million in Q3 2020 as the payment terms with the Company’s customers is greater than with its former off-take partner. A further factor is the change in inventory of $3.8 million in Q3 2020, which is a consequence of the increased time for the Company to deliver its products and recognize sales. This was offset by the change in deferred revenue of $6.6 million in Q3 2020 as cash payments were received for sales not yet recognized.

The Company’s trade payables balance at September 30, 2020 with its former off-take partner was $0.09 million. This is attributable to the re-measurement of trade receivables / payables for V2O5 sold in the period to April 30, 2020 and is the last such re-measurement.

Third Quarter 2020 Operational Performance

Q3 2020 production of 3,092 tonnes of V2O5 was a new quarterly production record for the Company, being 5% higher than Q3 2019 and 3% higher than the previous record of 3,011 tonnes in Q4 2019. V2O5 production in July 2020 was 1,055 tonnes, with 1,100 tonnes produced in August 2020 and 937 tonnes produced in September 2020. Operational stability and an increase in the global recovery(2) drove the Q3 2020 production performance. Subsequent to Q3 2020, production in October 2020 was 1,119 tonnes of V2O5.

The global recovery(2) record of 84.2% achieved in Q3 2020 was 8% higher than the 78.1% achieved in Q3 2019 and 4% higher than the 80.8% achieved in Q2 2020. This is primarily due to the completion of continuous improvement projects in the plant that focused on recovery levels. This was highlighted by the performance of the kiln and leaching areas in Q3 2020, with record quarterly recovery levels of 92.5% and 99.7%, respectively, being achieved. The global recovery(2) in July 2020 was 86.0%, with 84.0% achieved in August and 82.1% achieved in September.

In Q3 2020, 287,969 tonnes of ore were mined with an effective grade(5) of 1.28% of V2O5. The ore mined in Q3 2020 was 8% higher than in Q3 2019 and 12% higher than in Q2 2020, which was impacted by the COVID-19 restrictions put in place as well as operational restrictions due to the rainy season. The Company produced 104,921 tonnes of concentrate with an effective grade(5) of 3.32%. The operational performance in Q3 2020 has remained in-line with the Company’s plans despite the COVID-19 restrictions put in place.

The Company’s planned upgrades to the kiln and improvements in the cooler to increase nameplate capacity to 1,100 tonnes of V2O5 per month are now scheduled for Q1 2021 as a result of precautionary measures taken by the Company in light of the COVID-19 pandemic.

Successful Sales Strategy Implementation — Strong Sales Results in August and September 2020

The Company progresses its sales strategy for 2020 is in line with expectations, highlighted by V2O5 equivalent sales of 1,062 tonnes in August 2020 and 1,060 tonnes in September 2020. From May to July 2020, the Company successfully built the necessary inventories to fill its sales pipeline and meet customer commitments as planned. As a result of Largo’s new commercial independence and sales flexibility, the Company increased its sales in China to take advantage of higher prices and greater overall demand in Q3 2020. This further highlights the positive effect of the Company’s commercial strategy on its reputation, visibility and financial performance. Delivery times to Asia have increased in Q3 2020 due to logistical constraints related to the COVID-19 pandemic. The Company continues to actively manage this process to provide premium products and service to its customers and remains confident in its ability to deliver on its 2020 sales guidance of 9,500 to 10,000 tonnes of V2O5.

For Q3 2020, the average price per lb of V2O5 in Europe was approximately $5.33, compared with approximately $7.16 for Q3 2019. During Q3 2020, the average price per lb of V2O5 in Europe increased by 1%, ending the period with an average price of approximately $5.35, compared with approximately $5.30 at June 30, 2020. In Q3 2020, the average price per lb of V2O5 in China was approximately $5.90 on a cost, insurance, and freight (“CIF”) equivalent basis. In Q3 2020, China continued to be the driver of global vanadium demand from increased infrastructure spending and the development of green technology applications. Going forward, Largo expects additional global vanadium demand growth as a result of recently announced stimulus packages and a focus on carbon footprint reduction. These significant, long-term trends are forecast to increase the consumption of vanadium in rebar, high-quality steel applications and through new vanadium redox flow battery deployments around the world.

Exploration Drilling Program Ramped Up in Q3 2020

After delays experienced in early 2020 due to the COVID-19 pandemic, exploration drilling was ramped up and 14,007 metres of drilling (80 holes) was completed in Q3 2020. Drilling focused on definition drilling at Novo Amparo Norte, Gulcari A Norte and additional drilling at the Campbell Pit. In early October 2020, drills were moved to the São José and Novo Amparo deposits for further expansion and resource definition drilling to gain a greater level of understanding of these deposits. As of November 12, 2020, the Company has drilled 19,465 metres (109 holes).

The Company does not anticipate any further disruptions to the overall 2020 exploration plan. The São José and Novo Amparo targets, as well as depth extension drilling at the Campbell Pit, will be the focus of exploration activities in Q4 2020.

Conference Call

Largo Resources’ management will host a conference call on Friday, November 13, 2020, at 10:00 a.m. ET, to discuss both operational and financial results for the third quarter of 2020.

Conference Call Details:

Date:	Friday, November 13, 2020

Time:	10:00 a.m. ET

Dial-in Number:	Local / International: +1 (416) 764-8688
North American Toll Free: (888) 390-0546
Brazil Toll Free: 08007621359

Conference ID:	63665793

Replay Number:	Local / International: + 1 (416) 764-8677
North American Toll Free: (888) 390-0541
Replay Passcode: 537676 #

Website:	To view press releases or any additional financial information, please visit the Investor Relations section of the Largo Resources website at: www.largoresources.com/investors

A playback recording will be available on the Company’s website for a period of 60-days following the conference call.

The information provided within this release should be read in conjunction with Largo’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 and 2019 and its management’s discussion and analysis for the three and nine months ended September 30, 2020, which are available on our website at www.largoresources.com and on SEDAR.

About Largo Resources

Largo Resources is an industry preferred producer and supplier of vanadium for the global steel and high purity markets. Largo’s VPURE™ and VPURE+™ products are sourced from one of the world’s highest-grade vanadium deposits at the Maracás Menchen Mine located in Brazil. The Company’s common shares are principally listed on the Toronto Stock Exchange under the symbol “LGO”. For more information on Largo and VPURE™, please visit www.largoresources.com and www.largoVPURE.com.

Neither the Toronto Stock Exchange (nor its regulatory service provider) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION:

For more information, please contact:

Alex Guthrie
Senior Manager, External Relations
info@largoresources.com
416-861-9797

Forward Looking Information

This press release contains forward-looking information under Canadian securities legislation, some of which may be considered “financial outlook” for the purposes of application Canadian securities legislation (“forward-looking statements”). Forward-looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; and the extent and overall impact of the COVID-19 pandemic in Brazil and globally. Forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on SEDAR from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo’s annual and interim MD&As which also apply.

Trademarks are owned by Largo Resources Ltd.

Non-GAAP(8) Measures

The Company uses certain non-GAAP financial performance measures in its press release and Management’s Discussion and Analysis for the three and nine months ended September 30, 2020, which are described in the following section.

Revenues Per Pound

The Company’s press release refers to revenues per pound sold, a non-GAAP performance measure that is used to provide investors with information about a key measure used by management to monitor performance of the Company.

This measure, along with cash operating costs and total cash costs, is considered to be one of the key indicators of the Company’s ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. This revenues per pound measure does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of this measure per pound sold to revenues as per the Q3 2020 unaudited condensed interim consolidated financial statements.

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Revenues(i)	$27,474	$24,131	$77,733	$79,299
V2O5 equivalent sold (000s lb)	5,115	5,997	14,348	16,094
Revenues per pound sold ($/lb)	$5.37	$4.02	$5.42	$4.93

(i)            As per note 21 in the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 and 2019.

Cash Operating Costs Per Pound

The Company’s press release refers to cash operating costs per pound, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties, distribution costs and sales, general and administrative costs (all for the mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the mine properties segment are also excluded, including product acquisition costs and inventory write-downs. These costs are then divided by the pounds of vanadium sold that were produced by the Maracás Menchen Mine to arrive at the cash operating costs per pound. Prior to 2020, these costs were divided by the pounds of production from the Maracás Menchen Mine, rather than pounds sold. These periods have been recalculated using produced pounds sold in the following table. This measure differs to the new total cash costs non-GAAP measure the Company will use to measure its overall performance starting in 2020 (see later in this section).

These measures, along with revenues, are considered to be one of the key indicators of the Company’s ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These cash operating costs measures do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

In addition, the Company’s press release refers to cash operating costs excluding royalties. This is a non-GAAP performance measure and is calculated as cash operating costs less royalties, as disclosed in the following table.

The following table provides a reconciliation of cash operating costs per pound for the Maracás Menchen Mine to operating costs as per the Q3 2020 unaudited condensed interim consolidated financial statements.

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Operating costs(i)	$20,977	$23,673	$56,786	$70,271
Professional, consulting and management fees(ii)	853	1,321	2,123	3,468
Other general and administrative expenses(ii)	390	111	1,155	602
Less: product acquisition costs(i)	(3,877)	—	(7,180)	—
Less: inventory write-down(iii)	—	—	(317)	—
Less: depreciation and amortization expense(i)	(3,264)	(5,601)	(11,745)	(17,762)
Cash operating costs	15,079	19,504	40,822	56,579
Less: royalties(i)	(1,552)	(1,381)	(5,149)	(4,451)
Cash operating costs excluding royalties	13,527	18,123	35,673	52,128
Produced V2O5 sold (000s lb) (iv)	4,310	5,997	13,195	16,094
Cash operating costs per pound ($/lb)(iv)	$3.50	$3.25	$3.09	$3.52
Cash operating costs excluding royalties per pound ($/lb) (iv)	$3.14	$3.02	$2.70	$3.24

(i)            As per note 22 in the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 and 2019.

(ii)        As per the Mine properties segment in note 18 in the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 and 2019.

(iii)    As per note 7 in the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 and 2019.

(iv)      Cash operating costs per pound and cash operating costs excluding royalties per pound for Q3 2019 were previously calculated and presented on a pounds produced basis (V2O5 produced (000s lb) = 6,508; V2O5 sold (000s lb) = 5,997). These measures have been calculated and presented on a pounds sold basis in this MD&A.

Total Cash Costs

The Company’s press release refers to total cash costs, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Company is performing at producing and selling vanadium products compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Total cash costs are a non-GAAP performance measure that includes all operating costs, sales and distribution costs and the Company’s total professional, consulting and management fees and other general and administrative expenses. Total cash costs exclude royalties, depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation costs, exploration and evaluation costs and capital expenditures. These costs are then divided by the total pounds of vanadium sold by the Company to arrive at total cash costs.

This measure differs from cash operating costs per pound in that it includes all operating costs, sales and distribution costs, professional, consulting and management fees and other general and administrative expenses, rather than just those from the Mine properties segment, and is calculated on total V2O5 equivalent pounds sold rather than pounds sold that were produced by the Maracás Menchen Mine. The Company believes this will be a more accurate reflection of its all-in unit costs.

This total cash costs measure does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of total cash costs to operating costs as per the Q3 2020 unaudited condensed interim consolidated financial statements.

	Three months ended	Nine months ended
	September 30, 2020	September 30, 2020
Operating costs(i)	$20,977	$56,786
Professional, consulting and management fees(ii)	2,094	5,026
Other general and administrative expenses(ii)	643	2,302
Less: depreciation and amortization expense(i)	(3,264)	(11,745)
Less: royalties(1)	(1,552)	(5,149)
	$18,898	$47,220
V2O5 equivalent sold (000s lb)	5,115	14,348
Total cash costs ($/lb)	$3.69	$3.29

(i)            As per note 22 in the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 and 2019.

(ii)        As per the condensed interim consolidated statement of income (loss) and comprehensive income (loss) in in the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 and 2019.

(1)  Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

(2)  Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

(3)  The cash operating costs per pound sold, cash operating costs excluding royalties per pound sold and total cash costs reported are on a non-GAAP basis. Refer to the “Non-GAAP Measures” section of this press release.

(4)  Defined as current assets less current liabilities per the consolidated statements of financial position.

(5)  Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

(6)  The cash operating costs per pound and cash operating costs per pound excluding royalties in Q3 2019 are per pounds produced and are on a non-GAAP basis. Refer to the “Non-GAAP Measures” section of the Company’s management discussion and analysis for the three and nine months ended September 30, 2019.

(7)  Revenues per pound sold is calculated based on the quantity of V2O5 sold during the stated period. Refer to the “Non-GAAP Measures” section of this press release.

(8)  GAAP — Generally Accepted Accounting Principles.